UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. –)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Kosta N. Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Kosta N. Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,448,011(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,448,011(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,448,011(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Comprised of (i) 7,550,673 shares pledged as collateral to secure a margin loan and (ii) 1,897,338 shares held in The Kartsotis Family Irrevocable Trust.

(2) Based on 66,612,010 shares issued and outstanding as of November 11, 2008.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 2280 N. Greenville Avenue, Richardson, Texas 75082.

Item 2.	Identity and Background.

(a) This statement is filed by and on behalf of Kosta N. Kartsotis (“Mr. Kartsotis”).

(b) Mr. Kartsotis is the President and Chief Executive Officer of the Issuer. The Issuer is a global design, marketing and distribution company that specializes in consumer fashion accessories. The address of the principal executive offices of the Issuer is 2280 N. Greenville Avenue, Richardson, Texas 75082.

(c) The business address of Mr. Kartsotis is 2280 N. Greenville Avenue, Richardson, Texas 75082.

(d) Mr. Kartsotis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Kartsotis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kartsotis is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering, Mr. Kartsotis acquired 400 shares of common stock of Overseas Products International, Inc. (“OPI”), the predecessor of the Issuer, which was merged with and into the Issuer on December 30, 1991, from Tom Kartsotis in exchange for a promissory note in the principal amount of $420,000. Mr. Kartsotis also acquired 100 shares of OPI common stock from Alan D. Moore in exchange for a promissory note in the principal amount of $105,000. Both notes bore interest at a rate of 9% per annum. The notes were issued on January 1, 1989 and were paid off in approximately July 1993. Except for the shares held by The Kartsotis Family Irrevocable Trust, the remaining shares described herein were issued to Mr. Kartsotis either as a stock dividend or as a result of stock splits on the shares described above, at no additional cost. The shares held by The Kartsotis Family Irrevocable Trust were issued to Tom Kartsotis (i) in consideration for his services to OPI, (ii) as a stock dividend on such shares at no additional cost, or (iii) as a result of stock splits on such shares at no additional cost.

Item 4.	Purpose of Transaction.

Mr. Kartsotis acquired shares of the Issuer’s Common Stock for investment because he believed that the Common Stock, when acquired, represented an attractive investment opportunity. Mr. Kartsotis serves as the President and Chief Executive Officer of the Issuer. As the President and Chief Executive Officer, Mr . Kartsotis may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer.

Except as set forth herein, Mr. Kartsotis has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Mr. Kartsotis intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to Mr. Kartsotis, conditions in the securities market and general economic and industry conditions, Mr. Kartsotis may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock or selling some or all of his Common Stock, engaging in pledging, short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Mr. Kartsotis is stated in Items 11 and 13 on the cover page(s) hereto.

(b) Number of shares as to which Mr. Kartsotis has:

(i)      sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)     shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)    sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)    shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 66,612,010 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the period ended October 4, 2008.

(c) Transactions by Mr. Kartsotis in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions pursuant to a sales plan (the “Sales Plan”) intended to satisfy the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
February 9, 2009	0	34,966	12.5043	(1)	Open market sale
February 6, 2009	0	400	12.5100	(1)	Open market sale
January 29, 2009	0	6,100	12.5647	(1)	Open market sale
January 28, 2009	0	50,000	12.8721	(1)	Open market sale
January 27, 2009	0	500	12.5040	(1)	Open market sale
January 26, 2009	0	25,900	12.5169	(1)	Open market sale
January 20, 2009	0	7,000	12.6670	(1)	Open market sale
January 16, 2009	0	20,000	12.9964	(1)	Open market sale
January 15, 2009	0	20,000	12.8834	(1)	Open market sale
January 14, 2009	0	20,000	13.0266	(1)	Open market sale
January 13, 2009	0	20,000	13.9384	(1)	Open market sale
January 12, 2009	0	20,000	14.3391	(1)	Open market sale
January 9, 2009	0	20,000	15.2090	(1)	Open market sale
January 8, 2009	0	20,000	15.9143	(1)	Open market sale

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
January 7, 2009	0	20,000	16.2196	(1)	Open market sale
January 6, 2009	0	20,000	17.2715	(1)	Open market sale
January 5, 2009	0	20,000	17.3139	(1)	Open market sale
January 2, 2009	0	25,000	17.0452	(1)	Open market sale
December 31, 2008	0	25,000	16.4890	(1)	Open market sale
December 30, 2008	0	25,000	15.9082	(1)	Open market sale
December 29, 2008	0	25,000	15.4630	(1)	Open market sale
December 26, 2008	0	25,000	15.9475	(1)	Open market sale
December 24, 2008	0	25,000	15.5233	(1)	Open market sale
December 23, 2008	0	25,000	15.7154	(1)	Open market sale
December 22, 2008	0	25,000	15.5394	(1)	Open market sale
December 19, 2008	0	20,000	15.4165	(1)	Open market sale

(1)       Excluding commissions of $0.05 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Of the shares described herein, 7,586,039 shares held by Mr. Kartsotis are pledged as collateral to secure a margin loan.  In addition, Mr. Kartsotis is a party to a sales plan intended to satisfy the requirements of Rule 10b5-1 under the Exchange Act to sell a portion of these shares.  The Sales Plan covers the sale of up to 1,000,000 shares of Common Stock.

The foregoing description of the Sales Plan is a summary only and is qualified in its entirety by the terms of the Sales Plan, which is attached hereto as an exhibit and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
1	Rule 10b5-1 Sales Plan, dated as of November 26, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009
KOSTA N. Kartsotis

	By:	/s/ Kosta N. Kartsotis
	Name:	Kosta N. Kartsotis

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Rule 10b5-1 Sales Plan, dated as of November 26, 2008